Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

Sun Life Financial Inc.
150 King Street West
Toronto, ON M5H 3J9

Item 2.  Date of Material Changes

October 28, 2004

Item 3.  Press Release

The attached form of press release dated October 28, 2004 was issued across Canada on October 28, 2004.

Item 4.  Summary of Material Changes

Sun Life Financial Inc.’s Board of the Directors has approved, subject to regulatory approvals, a reorganization plan under which most of the asset management and US annuities businesses currently held by its wholly-owned subsidiary, Sun Life Assurance Company of Canada, will be transferred, effective January 4, 2005, to a newly incorporated holding company that will be a wholly-owned subsidiary of Sun Life Financial Inc.

Item 5.  Full Description of Material Changes

Through a series of transactions that will occur on January 4, 2005, Sun Life Assurance Company of Canada will transfer its shares of CI Fund Management Inc., McLean Budden Limited and Sun Life Assurance Company of Canada — U.S. Operations Holdings, Inc. to a newly incorporated holding company that will be a wholly-owned subsidiary of Sun Life Financial Inc. All of Sun Life Assurance Company of Canada’s common shares are owned by Sun Life Financial Inc. Sun Life Assurance Company of Canada — U.S. Operations Holdings, Inc. directly or indirectly holds all of Sun Life Assurance Company of Canada’s U.S. subsidiaries, including Massachusetts Financial Services Company and Sun Life Assurance Company of Canada (U.S.).

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

There is no reliance on the above-captioned provisions.

Item 7.  Omitted Information

No information has been omitted in respect of the material changes described above.

Item 8.  Executive Officer

Paul Derksen
Chief Financial Officer

Tel. No.      416-204-8183
Fax. No.     416-585-7892

Item 9.  Date of Report

October 28, 2004

Sun Life Financial to establish holding company
for asset management businesses

Toronto, Ontario — October 28, 2004 — Sun Life Financial Inc. (NYSE/TSX: SLF) and its wholly owned subsidiary, Sun Life Assurance Company of Canada (Sun Life Assurance) today announced that their Boards of Directors have approved, subject to receipt of regulatory approvals, a reorganization plan under which most of Sun Life Assurance’s asset management businesses in Canada and the U.S., including its U.S. Annuities business, will be transferred to a newly incorporated subsidiary of Sun Life Financial Inc., effective January 4, 2005.

Under the reorganization, Sun Life Assurance will transfer its shares of CI Fund Management Inc., McLean Budden Limited, MFS Investments and its other U.S. subsidiaries. After the reorganization, the operations remaining in Sun Life Assurance will consist primarily of the life, health and annuities businesses of Sun Life Financial Canada, most of the life and health businesses of Sun Life Financial US and all of the operations of Sun Life Financial UK and Sun Life Financial Asia.

The reorganization will allow Sun Life Financial to optimize its capital structure by positioning it to benefit from the new capital rules for life insurance holding companies recently proposed by the Office of the Superintendent of Financial Institutions, Canada.

Sun Life Assurance will continue to have a very strong capital ratio after the reorganization. The reorganization is not expected to have any impact on the financial strength ratings of Sun Life Assurance and it will have no impact on policyholders benefits and the quality of policyholder services will not be diminished.

The reorganization is subject to final regulatory approval from certain regulators, which are expected to be received by January 4, 2005.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2004, the Sun Life Financial group of companies had total assets under management of CDN$355.4 billion.

All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Nicholas Thomas	Tom Reid
Director, Media and Public Relations	Vice-President, Investor Relations
Tel: 416-979-6070	Tel: 416-204-8163
nicholas.thomas@sunlife.com	Investor.relations@sunlife.com